



Travis Burgess · 2nd

 **Hayseed**

Writer/Director at Hayseed

Brooklyn, New York, United States · 500+ connections ·

Contact info

Featured



Upstate_Look_Book.pdf
Google Docs



Death Metal Angola Official Trailer (2014)
YouTube

Available NOW on iTunes:
http://bitly.com/1uDdEbt International...



The
(201
YouT

Subs
Subs

Experience





Writer/Director
Hayseed · Full-time
Nov 2020 – Present · 2 mos
New York, New York, United States

A whodunnit mystery feature film. Principle photography is set to begin in April 2021.



Producer
American Bravado · Full-time
Apr 2017 – Present · 3 yrs 9 mos
Brooklyn NY

Our latest screenplay, 'Dirty Hands' is a finalist in this year's New Orleans Film Festival Screenplay Competition (Feature category). Also, Dirty Hands was a top ten finalist in the 2019 Stage32 "New Blood" competition.

...see mor

Independent Producer
Video Production / Commercial Work
2009 – Present · 11 yrs
Greater New York City Area

Experienced in all phases of production; including concept development, writing, production, post-production, and delivery.

Commercial Work with major brands and shows: CBS, Sony, Girl Scouts of America, ...see mor



Creative Producer
Coalition Films
2010 – 2017 · 7 yrs
Hoboken, NJ

PROJECTS

UPSTATE (FEATURE) 2016 - Co-Producer and Co-Writer
In pre-production. Represented by ICM. Produced by Park Pictures and Bullet Pictur ...see mor

Assistant to Designer

Green Couch interior design

2008 – 2009 · 1 yr

San Francisco Bay Area

Green Couch interior design employs its team of artistically accomplished minds to create inspired designs for residential interiors, furniture, events and developments. Described by a writer as, "Curiosity without the chaos." http://www.greencouch.com/

...see mor

Show 2 more experiences ⌄

Education

Harvard Extension School

2014 – 2016

Michigan State University

Film/Cinema/Video Studies

2008 – 2009

Awarded a scholarship to attend Michigan State University/ Michigan Works Film and Televisior Training program in 2009.

Academy of Art University

Filmmaking

2006 – 2007

The School of Motion Pictures & Television in San Francisco, California.

Volunteer experience

Volunteer
Compost For Brooklyn
Aug 2013 – Jul 2019 • 6 yrs
Environment

Compost for Brooklyn (C4B) is a community composting project based in Kensington, Brooklyn New York. We are committed to ecological restoration, composting, and education in our local neighborhood and beyond.

https://www.facebook.com/compostforbrooklyn/



